

January 31, 2024

Robert Reilly
Chief Financial Officer
PNC Financial Services Group, Inc.
The Tower at PNC Plaza, 300 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2401

> **Re: PNC Financial Services Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-09718**

Dear Robert Reilly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance